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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.4 )*

Cadiz Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

127537207
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Persistency

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, B.W.I.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	127537207

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Persistency Private Equity Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Gibraltar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,187,655

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,187,655

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,187,655

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	127537207

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Persistency Capital, LLC1

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,187,655

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,187,655

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,187,655

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 Persistency Capital, LLC may be deemed to be the beneficial owner of such securities by virtue of its role as the investment manager of Persistency.

CUSIP No.	127537207

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Morris2

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

29,152

6.	SHARED VOTING POWER

1,187,655

7.	SOLE DISPOSITIVE POWER

29,152

8.	SHARED DISPOSITIVE POWER

1,187,655

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,216,807

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

2 Mr. Morris may be deemed to be the beneficial owner of the securities reported herein by virtue of his role as the Managing Member of Persistency Capital, LLC.

CUSIP No.	127537207

Item 1.	(a).	Name of Issuer:

Cadiz Inc.

	(b).	Address of issuer's principal executive offices:

550 South Hope Street, Suite 2850
Los Angeles, California 90071

Item 2.	(a).	Name of persons filing:

Persistency
Persistency Private Equity Limited Persistency Capital, LLC
Andrew Morris

(b).	Address or principal business office or, if none, residence:

Persistency
PO Box 309
Ugland House, South Church Street
George Town, Cayman Islands
Persistency Private Equity Limited
57/63 Line Wall Road Gibraltar
Persistency Capital, LLC 1270 Avenue of the Americas, Suite 2100
New York, New York 10020
U.S.A.

Andrew Morris
c/o Persistency Capital, LLC
1270 Avenue of the Americas, Suite 2100
New York, New York 10020
U.S.A.

(c).	Citizenship:

Persistency-George Town, Cayman Islands B.W.I.
Persistency Private Equity Limited - Gibraltar Persistency Capital, LLC – Delaware, U.S.A.
Andrew Morris – United Kingdom

(d).	Title of class of securities:

Common Stock, par value $0.01 (the "Common Stock")

(e).	CUSIP No.:

127537207

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Persistency - 0 Persistency Private Equity Limited - 1,187,655
Persistency Capital, LLC- 1,187,655
Andrew Morris – 1,216,807

(b)	Percent of class:

Persistency – 0% Persistency Private Equity Limited - 8.7%
Persistency Capital, LLC – 8.7%
Andrew Morris – 8.9%

(c)	Number of shares as to which the person has:

Persistency

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Persistency Private Equity Limited

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,187,655	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,187,655	.

Persistency Capital, LLC

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,187,655	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,187,655	.

Andrew Morris

(i)	Sole power to vote or to direct the vote	29,152	,

(ii)	Shared power to vote or to direct the vote	1,187,655	,

(iii)	Sole power to dispose or to direct the disposition of	29,152	,

(iv)	Shared power to dispose or to direct the disposition of	1,187,655	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1)..

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Persistency – 0%

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)
The following certification shall be included if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

(c)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)

Persistency
By: /s/ Andrew Morris
Name: Andrew Morris
Title: Authorized Signatory
Persistency Private Equity Limited By: /s/ Andrew Morris Name: Andrew Morris Title: Authorized Signatory
Persistency Capital, LLC*
By: /s/ Andrew Morris
Name: Andrew Morris
Title: Authorized Signatory

/s/ Andrew Morris*
Name: Andrew Morris

*The Reporting Persons disclaim beneficial ownership in the Common Stock, except to the extent of their respective pecuniary interests therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment No. 4 dated February 14, 2011 relating to the Common Stock, par value $0.01 per share of Cadiz Inc. shall be filed on behalf of the undersigned.

Persistency
By: /s/ Andrew Morris
Name: Andrew Morris
Title: Authorized Signatory
Persistency Private Equity Limited By: /s/ Andrew Morris Name: Andrew Morris Title: Authorized Signatory
Persistency Capital, LLC
By: /s/ Andrew Morris
Name: Andrew Morris
Title: Authorized Signatory

/s/ Andrew Morris
Name: Andrew Morris

SK 03939 0001 1169634